
06017072

KONECRANES®
Lifting Businesses™

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc


SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2006
WASH. D.C.
160
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 12 September, 2006.

SUPPL

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Marketing and Communications

Franciska Janzon
Manager, Corporate Branding and Communications

PROCESSED
SEP 2 8 2006
THOMSON
FINANCIAL

9/25

KCI Konecranes Plc, P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358-20 427 11 Fax +358-20 427 2099

SHARE SUBSCRIPTIONS UNDER KONECRANES' STOCK OPTIONS

A total of 27 700 new Konecranes shares have been subscribed with stock option rights under KCI Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	1 000	6.5175
2001 A-series	6 000	8.50
2003 A-series	700	4.89
2003 B-series	20 000	5.405

Following these subscriptions KCI Konecranes Plc's share capital will increase by EUR 13 850 totalling EUR 29 860 110. The number of shares will increase to 59 720 220 shares.

The new shares will be recorded in the Trade Register on or about 19 September, 2006 (shares subscribed under 1997 stock options) and 20 September, 2006 (shares subscribed under 2001 A-series, 2003 A-series and 2003 B-series stock options). The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 21 September, 2006.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of lifting businesses, serving manufacturing and process industries, shipyards and harbours with productivity-enhancing lifting solutions and services for equipment of every make. In 2005, group sales totalled EUR 971 million. Konecranes has 7,000 employees, at more than 340 service locations in 38 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
Manager, Corporate Branding and Communications

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media